

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 11, 2016

Arraya Wilaiphan
Chief Executive Officer
messageBgone, Inc.
2360 Corporate Circle, Suite 400
Henderson, Nevada 89074-7739

> **Re: messageBgone, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 29, 2015**
> **File No. 333-208024**

Dear Mr. Wilaiphan:

We have reviewed your amended registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2015 letter.

Risk Factors

Risks Related to the Offering

We may not be able to further implement our business strategy…, page 11

1.   We note your response to prior comment 8 and the revised disclosure on page 11. Please revise to clarify the current rate at which you use funds in your operations.

Certain Relationships and Related Transactions, page 46

2.   We note your disclosure on page 30 that Mr. Wilaiphan has agreed to loan the Company up to $20,000. Please revise to provide the disclosure called for by Item 404(d)(1) of

Regulation S-K with respect to this related-party agreement. Please also file a written description of this oral contract as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. For guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Andrew Befumo, Esq.
        Befumo & Schaeffer PLLC